SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

        INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1)





                          GS FINANCIAL CORP.
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                           (Name of Issuer)


                 Common Stock, Par Value $.01 Per Share
                     (Title of Class of  Securities)
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                            362274   10  2
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                           (CUSIP Number)
                        ----------------------
























Page 1 of 5 Pages



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CUSIP NO.  362274  10  2                              Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    GS Financial Corp. Employee Stock Ownership Plan
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2.  CHECK THE APPROPTIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
                                                              (b)  [  ]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Louisiana
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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    220,847
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6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    53,367
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    220,847
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    53,367
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    274,214
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUES CERTAIN
     SHARES                                                        [  ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     10.35%
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12.  TYPE OF REPORTING PERSON
     EP
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CUSIP NO.  362274  10  2                              Page 3 of 5 Pages
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Item 1(a)   Name of Issuer:

            GS Financial Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            3798 Veterans Memorial Boulevard
            Metairie, LA 70002

Item 2(a)   Name of Person Filing:

            GS Financial Corp. Employee Stock Ownership Plan

Item 2(b)   Address of Principal Business Office or, if None, Residence

            GS Financial Corp.
            3798 Veterans Memorial Boulevard
            Metairie, LA 70002

Item 2(c)   Citizenship:

            Louisiana

Item 2(d)   Title of Class of Securities

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number:

            362274 10 2

Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (f)  [X]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.     Ownership.

            (a) Amount beneficially owned:

             274,214

            (b)  Percent of class:    10.35%

            (c)  Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote      220,847
                                                                -------
            (ii)  Shared power to vote or to direct the vote     53,367
                                                                 ------

------------------------                              -----------------
CUSIP NO.  362274  10  2                              Page 4 of 5 Pages
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            (iii)  Sole power to dispose or to direct the
                   disposition of                               220,847
                                                                -------
            (iv) Shared power to dispose or to direct the
                 disposition of                                  53,367
                                                                 ------
            The GS Financial Corp. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the GS Financial Corp. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 1998, 53,367 shares had been allocated to participants' accounts and 220,847 shares were unallocated.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable since the reporting entity owns more than 5% of the class.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable since the reporting entity is not a member of a group.

Item 9.     Notice of Dissolution of Group

            Not applicable since the reporting entity is not a member of a group.




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CUSIP NO.  362274  10  2                              Page 5 of 5 Pages
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Item 10     Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        GS FINANCIAL CORP.
                        EMPLOYEE STOCK OWNERSHIP PLAN TRUST

April 16, 1999       By:   /s/ Bruce A. Scott
                               ----------------------------
                               Bruce A. Scott, Trustee

April 16, 1999       By:   /s/ Lettie R. Moll
                               ----------------------------
                               Lettie R. Moll, Trustee

April 16, 1999       By:   /s/ Ralph E. Weber
                               ----------------------------
                               Ralph E. Weber, Trustee